UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IsoPlexis Corporation
(Exact name of Registrant as specified in its charter)

Delaware	001-40894
(State or other jurisdiction of incorporation)	(Commission File No.)

35 NE Industrial Road, Branford, CT 06405
(Address of principal executive offices and zip code)

Richard Rew
Senior Vice President, General Counsel & Secretary
(203) 208-4111
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 — Conflict Minerals Disclosure
This Form SD of IsoPlexis Corporation (together with our subsidiaries, “IsoPlexis,” “we,” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD, except as explained below. In filing this disclosure, we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG is necessary to the functionality or production of such products.

Item 1.01 Conflict Minerals Disclosure and Report

Overview

IsoPlexis is headquartered in Branford, Connecticut, with operations in Europe and China. Our primary offerings include our IsoLight and IsoSpark single-cell proteomic instruments and our IsoCode and CodePlex chip consumables. These products include components that contain 3TG. Therefore, we are subject to the reporting obligations of the Rule.

Our products largely use commercial off-the-shelf components, which are available from multiple potential suppliers. As a result, we rely on our third-party original design manufacturers (ODMs) and their suppliers and on suppliers of the components of our products specified by us to provide information regarding the source of 3TG that are necessary to the functionality or production of our products. As a result, we rely on our third-party ODMs and their suppliers and on suppliers of the components of our products specified by us to provide information regarding the source of 3TG that are necessary to the functionality or production of our products. For those components of our products specified by us, we rely on the suppliers of these components to source any necessary materials for those components, including 3TG. As such, we are several levels removed from the mining, smelting or refining of 3TG minerals. IsoPlexis does not make purchases of raw ore or unrefined 3TG and does not make any direct purchases in the Covered Countries.

IsoPlexis is committed to conducting our business worldwide with respect for human rights and in compliance with applicable laws. We expect our ODMs to maintain systems of control and transparency over their mineral supply chains. We have communicated with our ODMs regarding the need for Rule compliance.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we undertook a reasonable country of origin inquiry (“RCOI”) for the reporting period from January 1, 2021 to December 31, 2021 to determine whether the 3TG necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

We directly contacted suppliers of the components of our products specified by us in order to determine whether 3TG were contained in these components. We asked the relevant suppliers to report using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) to identify the smelters and refiners, as well as comparing the smelters and refiners identified in the survey against the reputable list of smelter facilities that have been identified as “conflict free.”

The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. We reviewed the CMRT responses and attempted to follow up with suppliers who failed to respond timely or who responded in other templates or with incomplete information. Some of our suppliers provided “company-level” CMRT responses that include 3TG information for all products sold by that supplier during the reporting year, even though we purchased only a limited subset of such products.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to incompleteness (including lack of timely response), inaccuracies, or falsified information despite our efforts to review the information.

Determination

Based on our RCOI we were unable to reasonably and reliably ascertain the source and chain of custody of all 3TG necessary to the functionality or production of our products. Most responsive suppliers reported that 3TG either were not present, not sourced from Covered Countries, or were sourced primarily from smelters or refiners certified as "conflict free." However, a small number of suppliers dealt with non-certified smelters, failed to respond or provided incomplete responses, or provided company-level responses, and accordingly, we cannot reasonably determine the exact source of such 3TG, or even whether any 3TG were actually incorporated into our products.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

A copy of the information contained in this Form SD is also publicly available on the investor relations tab of our website at isoplexis.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

None.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IsoPlexis Corporation

By:	/s/ Richard Rew
Name:	Richard Rew
Title:	Senior Vice President, General Counsel & Secretary
Date:	May 31, 2022

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